Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Consolidated Financial Data

The summary unaudited consolidated financial information for the six months ended June 30, 2019 and 2020 and as of June 30, 2020 has been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2019 and June 30, 2020 included in this report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2019 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 30, 2020 (our “2019 annual report”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our 2019 annual report.

Summary Unaudited Consolidated Statements of Operations Information

	Six Months Ended June 30,
	2020	2019
	(US$ in thousands, except for per-share data)

Net revenues:
Marketing solutions	97,601	84,349
Enterprise solutions	9,547	4,216
Total net revenues	107,148	88,565
Cost of revenues	(77,270)	(62,579)
Gross profit	29,878	25,986

Operating expenses
Research and development expenses	(2,300)	(2,849)
Sales and marketing expenses	(17,116)	(20,868)
General and administrative expenses	(11,127)	(6,838)
Total operating expenses	(30,543)	(30,555)
Operating loss	(665)	(4,569)
Interest expense	(1,015)	(537)
Interest income	362	214
Other gains, net	1,388	1,212
Fair value losses on convertible notes	(3,007)	(1,992)
Fair value losses on derivative liabilities	(5,123)	—
Loss before income tax expense	(8,060)	(5,672)
Share of losses from an equity investee	(69)	(14)
Income tax expense	(320)	(27)
Net loss	(8,449)	(5,713)
Less: Net loss attributable to noncontrolling interests	1,097	437
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(7,352)	(5,276)

Net loss	(8,449)	(5,713)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	612	89

Comprehensive loss	(7,837)	(5,624)
Comprehensive loss attributable to noncontrolling interest	1,115	437
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(6,722)	(5,187)

Net loss per share attributable to iClick Interactive Asia Group Limited
— Basic	(0.21)	(0.19)
— Diluted	(0.21)	(0.19)
Weighted average number of ordinary shares used in per share calculation:
— Basic	34,795,154	28,350,323
— Diluted	34,795,154	28,350,323

Summary Condensed Consolidated Balance Sheet Data

	As of June 30, 2020	As of December 31, 2019
	(US$ in thousands)
Current assets:
Cash and cash equivalents	39,355	36,854
Time deposits	473	410
Restricted cash	24,379	23,852
Short-term investments	4,952	—
Amount due from an equity investee	199	155
Accounts receivable, net of allowance for credit losses of US$7,147 and US$3,469 as of June 30, 2020 and December 31, 2019, respectively	123,245	143,971
Rebates receivable	5,971	5,603
Prepaid media costs	17,337	25,565
Other current assets	13,747	8,983
Total current assets	229,658	245,393

Non-current assets:
Deferred tax assets	1,091	1,033
Property and equipment, net	511	536
Investment in an equity investee	502	158
Prepayment for long-term investments	6,785	1,000
Other long-term investments	3,445	1,503
Intangible assets, net	55,175	4,418
Goodwill	65,710	65,710
Other assets	185	109
Right-of-use assets	1,199	1,656
Total non-current assets	134,603	76,123

Total assets	364,261	321,516

Liabilities and shareholders’ equity:
Current liabilities	149,269	203,940
Non-current liabilities	15,629	3,020
Total liabilities	164,898	206,960
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2020 and December 31, 2019, respectively; 34,467,143 shares and 23,870,027 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	34	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2020 and December 31, 2019, respectively; 4,820,608 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	5	5
Treasury shares (1,542,402 and 1,744,873 shares as of June 30, 2020 and December 31, 2019, respectively)	(5,429)	(4,858)
Additional paid-in capital	394,533	305,344
Statutory reserves	81	81
Accumulated other comprehensive losses	(6,849)	(7,479)
Accumulated deficit	(202,339)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity	180,036	102,101
Non-controlling interest	19,327	12,455
Total equity	199,363	114,556
Total liabilities and equity	364,261	321,516

Key Operating Metric

Gross billing is an important operating measure by which we evaluate and manage our business. We define gross billing as the aggregate dollar amount that clients pay us after deducting rebates paid and discounts given to clients.

Our gross billing increased to US$290.8 million for the six months ended June 30, 2020, up 22.6% from US$237.2 million for the same period in 2019. The increase was primarily a result of higher demand for our marketing solutions and enterprise solutions, partially offset by depreciation of the Renminbi against the US dollar by 4% compared with the same period in 2019. Our gross billing from marketing solutions increased to US$281.2 million for the six months ended June 30, 2020, up 20.7% from US$232.9 million for the same period in 2019. Our gross billing from enterprise solutions increased to US$9.5 million for the six months ended June 30, 2020, a significant increase from US$4.2 million for the same period in 2019.

Our gross billing per client increased by US$8.8 thousand, or 5.0%, from US$177.1 thousand in the six months ended June 30, 2019 to US$185.9 thousand in the same period of 2020, and the total number of our clients increased by 16.8% from 1,339 in the six months ended June 30, 2019 to 1,564 in the same period of 2020 primarily due to our increased ability to cater to the growing market demand for our marketing solutions and enterprise solutions.

Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net income/(loss), each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net income/(loss) help identify underlying trends in our business that could otherwise be obscured by the effect of certain expenses and gains that we include in net loss. We believe that adjusted EBITDA and adjusted net income/(loss) provide useful information about our operating results, enhance the overall understanding of our performance and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income/(loss) should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income/(loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our adjusted EBITDA to net loss for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(US$ in thousands)
Net loss	(8,449)	(5,713)	(10,849)	(32,611)	(24,619)
Add/(less):
Depreciation and amortization	3,487	3,378	6,656	5,226	5,584
Interest expense	1,015	537	1,915	773	551
Interest income	(362)	(214)	(537)	(421)	—
Income tax expense	320	27	47	655	548
EBITDA	(3,989)	(1,985)	(2,768)	(26,378)	(17,936)
Add/(less):
Share-based compensation	2,267	1,226	2,115	19,679	5,072
Fair value losses on derivative liabilities	5,123	—	—	—	10,190
Fair value losses/(gains) on convertible notes	3,007	1,992	(133)	4,837	—
Other gains, net(1)(7)	(173)	(538)	(1,501)	(687)	(1,710)
Convertible notes issuance cost(2)	44	—	4,556	2,190	—
Net loss attributable to noncontrolling interests(3)	1,097	437	1,246	202	—
Share of losses from an equity investee(4)	69	14	408	—	—
Cost related to new business setup or acquisitions(5)	63	397	1,047	1,721	—
Cost related to the filing of Form F-3(6)	—	509	1,035	—	—
Adjusted EBITDA(7)	7,508	2,052	6,005	1,564	(4,384)

_________________

Notes:

(1)

Other gains, net has been adjusted out, except for amounts of US$1,215 thousand, US$674 thousand, US$1,491 thousand, US$nil and US$131 thousand in relation to government grants for the six months ended June 30, 2020 and 2019 and the year ended December 31, 2019, 2018 and 2017, respectively.

(2)	Convertible notes issuance cost represents legal and professional fees related to the issuance of convertible notes.

(3)	Net loss attributable to noncontrolling interests has been adjusted back because our management regularly reviews EBITDA excluding noncontrolling interests as a measure of our operational performance.

(4)

Share of losses from an equity investee represents our share of losses incurred by our Thailand business operated through an equity investee over which we have significant influence, and which is not considered to be a part of the core business that we operate through our consolidated entities.

(5)

Cost related to new business setup or acquisition represents transaction cost for setting up our Thailand business and other acquisitions, including audit, legal and professional fees in connection therewith.

(6)	Cost related to the filing of Form F-3 represents cost such as audit, legal and professional fees.

(7)

The comparative figures for the six months ended June 30, 2019, the year ended December 31, 2019 and the year ended December 31, 2017 were restated to conform to the presentation of the figures for the six months ended June 30, 2020.

The table below sets forth a reconciliation of our adjusted net income/(loss) to net loss for the periods indicated:

	Six Months Ended June 30,		Year ended December 31,
	2020	2019	2019	2018	2017
	(US$ in thousands)
Net loss	(8,449)	(5,713)	(10,849)	(32,611)	(24,619)
Add/(less):
Share-based compensation	2,267	1,226	2,115	19,679	5,072
Fair value losses on derivative liabilities	5,123	—	—	—	10,190
Fair value losses/(gains) on convertible notes	3,007	1,992	(133)	4,837	—
Other gains, net(1)(7)	(173)	(538)	(1,501)	(687)	(1,710)
Convertible notes issuance cost(2)	44	—	4,556	2,190	—
Net loss attributable to noncontrolling interests(3)	1,097	437	1,246	202	—
Share of losses from an equity investee(4)	69	14	408	—	—
Cost related to new business setup or acquisitions(5)	63	397	1,047	1,721	—
Cost related to the filing of Form F-3(6)	—	509	1,035	—	—
Adjusted net income/(loss)(7)	3,048	(1,676)	(2,076)	(4,669)	(11,067)

_________________

Notes:

(1)

Other gains, net has been adjusted out, except for amounts of US$1,215 thousand, US$674 thousand, US$1,491 thousand, US$nil and US$131 thousand in relation to government grants for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Convertible notes issuance cost represents legal and professional fees related to the issuance of convertible notes.

(3)

Net loss attributable to noncontrolling interests has been adjusted back because our management regularly reviews net income/(loss) excluding noncontrolling interests as a measure of our operational performance.

(4)

Share of losses from an equity investee represents our share of losses incurred by our Thailand business operated through an equity investee over which we have significant influence, and which is not considered to be a part of the core business that we operate through our consolidated entities.

(5)

Cost related to new business setup or acquisition represents transaction cost for setting up our Thailand business and other acquisitions, including audit, legal and professional fees in connection therewith.

(6)	Cost related to the filing of Form F-3 represents cost such as audit, legal and professional fees.

(7)

The comparative figures for the six months ended June 30, 2019, the year ended December 31, 2019 and the year ended December 31, 2017 were restated to conform to the presentation of the figures for the six months ended June 30, 2020.

Impact of Recently Issued Accounting Standards

For a discussion of the material impact of recently issued accounting standards on our unaudited consolidated financial information for the six months ended June 30, 2019 and 2020 and as of June 30, 2020, please see Note 2(f) of our unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2019 and June 30, 2020 included as Exhibit 99.2 in this report.

Results of Operations

Net Revenues

Our net revenues increased by US$18.6 million, or 21.0%, to US$107.1 million for the six months ended June 30, 2020 from US$88.6 million for the same period in 2019, primarily as a result of an increase in the revenue from our marketing solutions and the revenue contribution from our enterprise solutions, and partially offset by the depreciation of the Renminbi against the US dollar by 4% compared with the same period in 2019.

Net revenues from our marketing solutions increased by US$13.3 million, or 15.7%, to US$97.6 million for the six months ended June 30, 2020 from US$84.3 million for the same period in 2019, primarily as a result of the growing market demand for our marketing solutions, especially in e-commerce, online gaming and online education sectors.

Net revenues from our enterprise solutions increased significantly by US$5.3 million to US$9.5 million for the six months ended June 30, 2020 from US$4.2 million for the same period in 2019, which was primarily driven by the growing market demand for the collection of information from different consumer online and offline touchpoints, and integration of such information into a single data management platform to facilitate better informed business decisions.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues increased by US$14.7 million, or 23.5% to US$77.3 million for the six months ended June 30, 2020 from US$62.6 million for the same period in 2019, primarily due to an increase in our media cost, which was generally in line with our marketing solutions sales growth. Cost of revenues from marketing solutions increased by US$13.2 million, or 21.5% to US$74.8 million for the six months ended June 30, 2020 from US$61.5 million for the same period in 2019, which was in line with the growth of our marketing solutions business, primarily driven by higher market demand. Cost of revenue from enterprise solutions increased by US$1.5 million, to US$2.5 million for the six months ended June 30, 2020 from US$1.0 million for the same period in 2019, which was primarily due to the launch of more SaaS-based product offerings. As a result of the above, our gross profit increased by US$3.9 million, or 15.0%, to US$29.9 million for the six months ended June 30, 2020 from US$26.0 million for the same period in 2019. Our gross profit from marketing solutions remained relatively stable at US$22.8 million for the six months ended June 30, 2020 and for the same period in 2019.  Our gross profit from enterprise solutions increased significantly by US$3.9 million to US$7.0 million for the six months ended June 30, 2020 from US$3.2 million for the same period in 2019.

Our gross profit margin decreased to 27.9% for the six months ended June 30, 2020 from 29.3% for the same period in 2019. Gross profit margin for our marketing solutions decreased to 23.4% for the six months ended June 30, 2020 from 27.0% for the same period in 2019, primarily due to higher market demand for specified action marketing campaigns especially in sectors such as online gaming, online education and e-commerce, and lower advertising budget and spending from higher margin clients in the travel and hospitality sectors during the ongoing COVID-19 outbreak. The gross profit margin for our specified action marketing campaigns is lower than our sales agency arrangement and cost-plus marketing campaigns, as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns do not include media cost. As a result, an increase in the percentage of gross billing recognized as net revenues from specified actions marketing campaigns has a positive impact on our net revenues but a negative impact on gross profit margin. Gross profit margin for our enterprise solutions remained relatively stable, which was 73.8% and 75.3% for the six months ended June 30, 2020 and for the same period in 2019, respectively.

Operating expense

Our operating expenses remain relatively stable at US$30.5 million and US$30.6 million, respectively, for the six months ended June 30, 2020 and for the same period in 2019.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by US$3.8 million, or 18.0%, to US$17.1 million for the six months ended June 30, 2020 from US$20.9 million for the same period in 2019, primarily attributable to our postponement of marketing activities in the first half of 2020 due to the COVID-19 outbreak.
•

General and administrative expenses. Our general and administrative expenses increased by US$4.3 million, or 62.7%, to US$11.1 million for the six months ended June 30, 2020 from US$6.8 million for the same period in 2019, primarily due to higher legal and professional fees in relation to our business development and financing activities.

•

Research and development expenses. Our research and development expenses decreased by US$0.5 million, or 19.3%, to US$2.3 million for the six months ended June 30, 2020 from US$2.8 million for the same period in 2019, primarily attributable to a reduction in our share-based compensation for our research and development personnel.

Interest Expense

Our interest expense increased by US$0.5 million to US$1.0 million for the six months ended June 30, 2020 from US$0.5 million for the same period in 2019, which was primarily due to our increased bank borrowings.

Interest Income

Our interest income was US$0.4 million and US$0.2 million for the six months ended June 30, 2020 and 2019, respectively.

Other Gains, Net

Our other gains, net were US$1.4 million and US$1.2 million for the six months ended June 30, 2020 and 2019, respectively, primarily due to an increase in government subsidy income.

Fair Value Losses on Convertible Notes

Our fair value losses on convertible notes increased by US$1.0 million, or 51%, to US$3.0 million for the six months ended June 30, 2020 from US$2.0 million for the same period in 2019.  The amount of our fair value losses on convertible notes was primarily impacted by volatility in the price of our ADSs.

Fair Value Losses on Derivative Liabilities

We had fair value losses on derivative liabilities of US$5.1 million for the six months ended June 30, 2020, and nil for the same period in 2019. Our fair value losses on derivative liabilities were primarily in relation to a call option for investors to purchase our convertible notes.

Share of Losses from an Equity Investee

Our share of losses of an equity investee increased as a result of our share of increased net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax Expense

Our income tax expense increased substantially to US$0.3 million for the six months ended June 30, 2020 from US$27 thousand for the same period in 2019, primarily due to the increase in the current portion of our income tax expense.

Net Loss

As a result of the foregoing, our net loss increased by US$2.7 million to US$8.4 million in the six months ended June 30, 2020 from US$5.7 million for the same period in 2019.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2020, we had US$39.4 million in cash and cash equivalents, and borrowing capacity of US$42.0 million under our revolving credit facilities with a total principal amount of US$98.3 million. As of June 30, 2020, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and short-term deposits placed with banks or other financial institutions, which have original maturities of three months or less. We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2020	2019
	(US$ in thousands)

Net cash provided by/ (used in) operating activities	3,584	(13,256)
Net cash (used in)/provided by investing activities	(12,338)	8,654
Net cash provided by financing activities	12,029	16,471
Net increase in cash and cash equivalents and restricted cash	3,275	11,869
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(247)	(195)
Cash and cash equivalents and restricted cash at the beginning of the period	60,706	39,828
Cash and cash equivalents and restricted cash at the end of the period	63,734	51,502

Operating Activities

Net cash provided by operating activities amounted to US$3.6 million for the six months ended June 30, 2020, which was mainly attributable to a net loss of US$8.4 million and a net increase in working capital of US$1.2 million, offset by adjustments for non-cash items of US$13.2 million. The adjustments for non-cash items of US$13.2 million were primarily attributable to fair value losses on convertible notes and derivative liabilities of US$8.1 million, share-based compensation expenses of US$2.3 million and depreciation and amortization charges of US$3.5 million. The net increase in working capital of US$1.2 million was primarily attributable to a decrease in accounts payable of US$29.3 million, partially offset by a decrease in accounts receivable of US$17.5 million, a decrease in prepaid media costs of US$8.1 million and a decrease in other payables and accruals of US$5.4 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was US$12.3 million, due to an increase in prepaid long-term investment costs of US$5.8 million and an increase in short-term investments of US$4.9 million, partially offset by the net of cash received in relation to our acquisition of Optimal Power Limited in May 2020.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2020 was US$12.0 million, which was primarily attributable to proceeds of US$18.5 million from our private placement with several investors in June 2020, net proceeds from bank borrowings of US$5.0 million, and proceeds of US$4.0 million from the issuance of convertible notes, net of transaction expense, partially offset by our redemption of convertible notes of US$15.2 million.

Capital Expenditures

In 2019 and the six months ended June 30, 2020, we had capital expenditures of US$0.7 million and US$0.2 million, respectively, mainly for the purchase of equipment and software.

Off-Balance Sheet Arrangement

As of June 30, 2020, we did not have any off-balance sheet arrangements.

Increase to our Post IPO Share Incentive Plan

On August 31, 2020, our board of directors approved an increase of 1,000,000 Class A ordinary shares to the award pool under our Post-IPO Share Incentive Plan.